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April 10, 2014 VIA EDGAR	Robert W. Murray Jr. 212-408-2540 FAX 212-259-2540 robert.murray@bakerbotts.com

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Eric Envall,
Staff Attorney

Re:	Navient Corporation: Amendment No. 4 to Form 10
(Commission File Number 001-36228)

Ladies and Gentlemen:

On behalf of Navient Corporation, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

We understand the Staff has no further comments with respect to Amendment No. 3, which was filed on March 27, 2014.

The spin-off of Navient, as well as the record and distribution dates, were approved by the Sallie Mae board of directors on April 8th. In Amendment No 4, the Registrant is submitting the Registration Statement in proposed final form. Changes from Amendment No. 3 consist of:

•	adding the record and distribution dates;

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adding a new risk factor for certain restrictions on Navient, LLC, which will hold all of the operating subsidiaries of Navient immediately following the distribution, that will arise by virtue of the holding company merger to be effected pursuant to Section 251(g) of the DGCL;

•

changes to the notes to the pro formas for clarification of the impact of the transition services agreement and the tax sharing agreement, and potential changes in the amount of cash that is to be contributed to SLM BankCo at the time of the separation and distribution;

•	updating the “Management” section for actions taken by the Navient board of directors on April 7th and 8th;

•	increasing the anticipated term of the SMI Preferred Stock from 18 months to up to 24 months in “Certain Relationships and Related Party Transactions;” and

•	adding under “Description of Navient’s Capital Stock” the appointment of KPMG by the Navient board of directors to serve as Navient’s independent public accountants for 2014.

Navient requests acceleration of the effectiveness of the Registration Statement to 5:00 p.m. (New York City time) on Monday, April 14, or as soon as practicable thereafter. In connection with this request, Navient acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Navient from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

Navient may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please do not hesitate to call the undersigned at (212) 408 2540 or Mr. Ted Morris, Senior Vice President and Controller of Sallie Mae, at (703) 984-6829.

Very truly yours,

/s/ Robert W. Murray Jr.

Robert W. Murray Jr.

cc:	Laurent Lutz
Ted Morris
(Sallie Mae)

Stephanie Ciboroski
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

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